                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            BCAM International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    055293104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Howard Sullivan, Esquire
                            WEXFORD MANAGEMENT LLC
        411 W. Putnam Avenue, Greenwich, Connecticut 06830 (203) 862-7000
                                       and
                           Stephen B. Selbst, Esquire
                        Berlack, Israels & Liberman LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                               September 22, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                (1 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   2   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:                           IMPLEO LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

                                       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware

                                         7     SOLE VOTING POWER
          NUMBER OF SHARES
            BENEFICIALLY                                     None
           OWNED BY EACH
             REPORTING                   8     SHARED VOTING POWER
            PERSON WITH
                                                             2,000,000

                                         9     SOLE DISPOSITIVE POWER

                                                             None

                                        10     SHARED DISPOSITIVE POWER

                                                             2,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.79%

14   TYPE OF REPORTING PERSON

                                       OO

                              (Page 2 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   3   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:                           Wexford Management LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

                                       AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

                   Connecticut

                                          7     SOLE VOTING POWER

              NUMBER OF                         None
                SHARES
         BENEFICIALLY OWNED BY            8     SHARED VOTING POWER
            EACH REPORTING
             PERSON WITH                        2,000,000

                                          9     SOLE DISPOSITIVE POWER

                                                None

                                         10     SHARED DISPOSITIVE POWER

                                                2,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.79%

14   TYPE OF REPORTING PERSON

                                                 OO

                              (Page 3 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   4   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:               Wexford Special Situations 1997, LP
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

               Delaware

                                          7     SOLE VOTING POWER
              NUMBER OF
                SHARES                          None
             BENEFICIALLY
            OWNED BY EACH                 8     SHARED VOTING POWER
        REPORTING PERSON WITH
                                                1,250,600

                                          9     SOLE DISPOSITIVE POWER

                                                None

                                         10     SHARED DISPOSITIVE POWER

                                                1,250,600


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,250,600 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.12%

14   TYPE OF REPORTING PERSON

               PN

                              (Page 4 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   5   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:                   Wexford Special Situations 1997
                                                 Institutional, LP
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

               WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

               Delaware

                                          7     SOLE VOTING POWER
              NUMBER OF
                SHARES                          None
             BENEFICIALLY
            OWNED BY EACH                 8     SHARED VOTING POWER
        REPORTING PERSON WITH
                                                349,400

                                          9     SOLE DISPOSITIVE POWER

                                                None

                                         10     SHARED DISPOSITIVE POWER

                                                349,400

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    349,400 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.71%%

14   TYPE OF REPORTING PERSON

                    PN

                              (Page 5 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   6   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:                    Wexford Spectrum Investors LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

                    Delaware

                                          7     SOLE VOTING POWER
              NUMBER OF
                SHARES                          None
             BENEFICIALLY
            OWNED BY EACH                 8     SHARED VOTING POWER
        REPORTING PERSON WITH                   400,000

                                          9     SOLE DISPOSITIVE POWER

                                                None

                                         10     SHARED DISPOSITIVE POWER

                                                400,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.96%

14   TYPE OF REPORTING PERSON

                    OO

                              (Page 6 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   7   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:                           Charles E. Davidson
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States of America

                                          7     SOLE VOTING POWER
              NUMBER OF
         SHARES BENEFICIALLY                    None
            OWNED BY EACH
        REPORTING PERSON WITH
                                          8     SHARED VOTING POWER

                                                2,000,000

                                          9     SOLE DISPOSITIVE POWER

                                                None

                                         10     SHARED DISPOSITIVE POWER

                                                2,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.79%

14   TYPE OF REPORTING PERSON

                    IN

                              (Page 7 of 13 Pages)

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                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No.   055293104                          Page   8   of    13       Pages
----------------------                         ---------------------------------

1    NAME OF REPORTING PERSON:                           Joseph M. Jacobs
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

6    CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States of America

                                          7     SOLE VOTING POWER
              NUMBER OF
                SHARES                          None
             BENEFICIALLY
            OWNED BY EACH                 8     SHARED VOTING POWER
        REPORTING PERSON WITH
                                                2,000,000

                                          9     SOLE DISPOSITIVE POWER

                                                None

                                         10     SHARED DISPOSITIVE POWER

                                                2,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.79%

14   TYPE OF REPORTING PERSON

                    IN

                              (Page 8 of 13 Pages)

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                                  SCHEDULE 13D

Item 1. Security and Issuer.

        This statement relates to shares of the common stock, par value $.01 per share, of BCAM International, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1800 Walt Whitman Road, Melville, New York 11747.

Item 2. Identity and Background.

         This statement is being filed by:

     (a) IMPLEO LLC, a limited liability company formed under the laws of the State of Delaware ("Impleo").

     (b) WEXFORD MANAGEMENT LLC, a limited liability company formed under the laws of the State of Connecticut ("Wexford Management"), the manager of Impleo and Wexford Spectrum Investors, LLC, and the investment manager of Wexford Special Situations 1997, LP and Wexford Special Situations 1997 Institutional, LP.

     (c) WEXFORD SPECIAL SITUATIONS 1997, LP, a limited partnership formed under the laws of Delaware ("Wexford Special Situations 1997").

     (d) WEXFORD SPECIAL SITUATIONS 1997 INSTITUTIONAL, LP, a limited partnership formed under the laws of Delaware ("Wexford Special Situations 1997 Institutional").

     (e) WEXFORD SPECTRUM INVESTORS LLC, a limited liability company organized under the laws of Delaware ("Spectrum Investors"), the manager of which is Wexford Management.

     (f) Charles E. Davidson

     (g) Joseph M. Jacobs

     (the individuals and entities in (a) - (g) individually a "Reporting Person" and collectively, the "Reporting Persons") with respect to the Notes and the Warrants beneficially owned by the Reporting Persons.

         Impleo was organized for the purpose of investing in the Issuer, and the address of its principal offices is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830. The members of Impleo are: Wexford Special Situations 1997, Wexford Special Situations 1997 Institutional and Wexford Spectrum Investors.

         Wexford Management is manager of Impleo and Wexford Spectrum Investors, LLC, and the investment manager of Wexford Special Situations 1997, LP and Wexford Special Situations 1997 Institutional, LP. Its principal business and office address is 411 West Putnam Avenue, Greenwich, CT 06830.

                              (Page 9 of 13 Pages)

         Charles E. Davidson is: Chairman and a controlling member of Wexford Management. Mr. Davidson is also a controlling member or an investor in a number of private companies, including certain members of Impleo and their investors. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

         Joseph M. Jacobs is: President, managing member and a controlling member of Wexford Management. Mr. Jacobs is also a controlling member or an investor in a number of private companies, including certain members of Impleo and their investors. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

         None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The Warrants for shares of common stock of the Issuer were issued to Impleo in connection with the purchase by Impleo at par of the Issuer's 10%/13% Convertible Notes in the principal amount of $5,000,000 (the cash price paid was $5,000,000, including commissions). The initial exercise price of each Warrant is $1.75 per share. The cash was provided from the working capital of Impleo.

Item 4. Purpose of Transaction.

         Impleo obtained Warrants of the Issuer in connection with purchasing $5,000,000 in principal amount of the Issuer's 10%/13% Convertible Notes. The Warrants by their terms may be exercised immediately; the Notes become convertible after September 19, 1998. Impleo acquired both the Warrants and the Notes for investment purposes.

Item 5. Interest in Securities of the Issuer.

         Impleo is registered holder of warrants for 2,000,000 shares of the common stock of the Issuer, which by their terms are currently exercisable. Such shares of common stock represent approximately 9.79% of the common stock of the Issuer outstanding as of September 19, 1997, based on the Issuer's written representation to Impleo as at September 19, 1997. This calculation includes shares issuable upon exercise of such Warrants, but does not include approximately 6,250,000 shares issuable upon conversion of the Note at the initial conversion price.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Impleo and the Issuer are parties to a Note Purchase Agreement, a Warrant Agreement and a Registration Agreement, each dated as of September 19, 1997, under which Impleo as registered holder of Warrants and the Notes has the benefit of certain covenants, events of default and certain registration rights, all as more fully stated in such agreements. Without limitation, under Section 4.1(n) of the Note Purchase Agreement, a nominee of Impleo was appointed to Issuer's Board of Directors, and Issuer agreed to use its best efforts to replace such nominee with another nominee of Impleo should such a nominee cease to serve as a director of Issuer.

         Except as described in the prior paragraph, Impleo has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the common stock of the Issuer. Except as disclosed in this Item 6 or in Item 5, none of the Securities is pledged or otherwise subject to a

                             (Page 10 of 13 Pages)

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contingency, the occurrence of which would give another person voting or investment power over the common stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

         I. Agreement pursuant to Rule 13d(f)(1)(iii), filed herewith

         II. Note Purchase Agreement dated as of September 19, 1997, between the Issuer and Impleo, filed by Impleo

         III. Registration Rights Agreement dated as of September 19, 1997, between the Issuer and Impleo, filed by Impleo

         IV. Warrant Agreement dated as of September 19, 1997 between the Issuer and Impleo, filed by Impleo.

                             (Page 11 of 13 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 29, 1997
                               IMPLEO LLC

                               By: /s/ Arthur Amron
                                  ----------------------------------------------
                                  Arthur Amron, Vice President

                               WEXFORD MANAGEMENT LLC

                               By: /s/ Arthur Amron
                                  ----------------------------------------------
                                  Arthur Amron, Senior Vice President

                               WEXFORD SPECIAL SITUATIONS 1997, LP
                               By Wexford '97 Advisors, LLC, General Partner

                               By: /s/ Arthur Amron
                                  ----------------------------------------------
                                  Arthur Amron, Vice President

                               WEXFORD SPECIAL SITUATIONS 1997 INSTITUTIONAL, LP By Wexford '97 Advisors, LLC, General Partner

                               By: /s/ Arthur Amron
                                  ----------------------------------------------
                                  Arthur Amron, Vice President

                               WEXFORD SPECTRUM INVESTORS LLC

                               By: /s/ Arthur Amron
                                  ----------------------------------------------
                                  Arthur Amron, Vice President

                               /s/ Charles E. Davidson
                               -------------------------------------------
                               Charles E. Davidson

                               /s/ Joseph M. Jacobs
                               -------------------------------------------
                               Joseph M. Jacobs

                             (Page 12 of 13 Pages)